Exhibit 4.2
DESCRIPTION OF SECURITIES
The following is a brief description of Class A common stock, par value $0.01 per share (the “Class A common stock”), of Manning & Napier, Inc. (the “Company,” “we,” “our” or “us”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This description is not complete and is qualified by reference to our amended and restated certificate of incorporation (the “certificate of incorporation”), our amended and restated bylaws (the “bylaws”).
Our certificate of incorporation authorizes us to issue 300,102,000 shares of capital stock, which consist of:

•	300,000,000 shares of Class A common stock, par value $0.01 per share;

•	2,000 shares of Class B common stock, par value $0.01 per share (the “Class B common stock”); and

•	100,000 shares of preferred stock, par value $0.01 per share (“preferred stock”).

Description of Class A Common Stock
Holders of our Class A common stock are entitled to one vote per share on each matter submitted to a vote of our stockholders and do not have cumulative voting rights. All matters to be voted on by holders of common stock, other than the election of directors, must be approved by a majority of the votes entitled to be cast by all shares of Class A common stock and Class B common stock, voting together as a single class. No shares of our Class B common stock are currently outstanding. Our directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting of stockholders and entitled to vote in the election of directors.
Holders of Class A common stock are entitled to receive dividends and other distributions ratably when, as and if declared by the board of directors out of legally available assets or funds.
In the event of our liquidation, dissolution or winding up, the holders of our Class A common stock are entitled to receive the assets available for distribution to our stockholders ratably in proportion to the number of shares they own, determined as a single class of Class A common stock only.
Holders of Class A common stock have no preemptive, subscription, redemption, sinking fund, or conversion rights. All the outstanding shares of Class A common stock are validly issued, fully paid and non-assessable.
Impact of Exchange Agreement
We are party to an exchange agreement with M&N Group Holdings, LLC, Manning & Napier Capital Company, LLC (“MNCC”) and the other direct holders of units of Manning & Napier Group, LLC. This exchange agreement is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Subject to restrictions set forth in the exchange agreement, certain of our employee-owners, and M&N Group Holdings and MNCC on behalf of William Manning and our other employee-members that are direct or indirect members of M&N Group Holdings and MNCC, are entitled to exchange units of Manning & Napier Group for shares of Class A common stock on a one-for-one basis. At our option, we may choose to pay an amount of cash equal to the number of units exchanged multiplied by the value of one share of Class A common stock, less a market discount and expected expense, in lieu of issuing additional shares of Class A common stock. To the extent exchanges of units for shares of Class A common stock occur, the beneficial ownership and voting power of current holders of Class A common stock will be reduced.
Potential Impact of Voting Rights of Class B Common Stock
Although no shares of Class B common stock are currently outstanding, any shares of Class B common stock that may be issued in the future would have certain rights and preferences superior to the Class A common stock. The Class B common stock has superior voting rights to the Class A common stock as set forth in the formula in our certificate of incorporation, which provides the holder of our Class B common stock control of a majority of the vote on all matters to be submitted to a vote of stockholders. This mechanism would allow for the Class B common stock to control the Company.
Potential Impact of Preferred Stock
Our certificate of incorporation permits our board of directors, without vote or further action by the stockholders, to issue up to 100,000 shares of preferred stock in one or more series and to fix or alter the terms of each series of preferred stock, within the limits of the certificate of incorporation and applicable provisions of Delaware corporate law. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders and may adversely affect the dividend, liquidation, voting and other rights of the holders of Class A common stock. The issuance of preferred stock with voting and conversion rights may dilute the voting power of the holders of Class A common stock and impact the market price of our Class A common stock.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws
Advance Notice of Stockholder Proposals and Nominations
Our bylaws include an advance notice procedure for stockholders to bring matters before stockholder meetings, including to nominate candidates for election to our board of directors. The advance notice procedure specifies the information stockholders must include in their notice and the timeframe in which they must give us notice. For notice of nominations or other business to be brought before a meeting of stockholders to be timely, the notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the immediately preceding year’s annual meeting or as otherwise provided in our bylaws. This notice proposing to nominate a person for election as a director or proposing other business must contain certain information specified in our bylaws.
The stockholder notice procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.
Restrictions on Call of Special Meetings and Action by Written Consent
Our bylaws provide that special meetings of stockholders may only be called by the board of directors, the chairman of our board of directors or our chief executive officer. In addition, the only business that may be conducted at a special meeting of stockholders is the business stated in the notice of the special meeting. Our bylaws provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent or by electronic transmission.
Amendment of Bylaws
Our certificate of incorporation grants our board of directors the power to adopt, amend or repeal our bylaws in any manner not inconsistent with applicable law.